Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
September 1, 2005

Extendicare Inc. Completes Sale Transaction for a $4.3 Million Gain

MARKHAM, ONTARIO - Extendicare Inc. (TSX: EXE.MV and EXE.SV; NYSE: EXE) today announced that Extendicare Health Services, Inc. (EHSI), Extendicare’s wholly owned U.S. subsidiary, has closed the sale of six leased nursing homes in Florida for proceeds of $11.6 million (US$9.7 million), resulting in a pre-tax gain of $4.3 million (US$3.6 million) in the third quarter. The homes were acquired by Senior Health Properties- South, Inc. who exercised its purchase option according to the December 2000 lease arrangement.

This transaction further improves Extendicare’s balance sheet as it represents the last of the Company’s Florida based facilities.

Extendicare is a major provider of long-term care and related services in North America. Through its subsidiaries, Extendicare operates 441 nursing and assisted living facilities in North America, with capacity for over 34,600 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 37,900 people in North America.

Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company's compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the successful integration of Assisted Living Concepts, Inc.; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

For further information, contact:

Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Telephone: (905) 470-5483
Fax: (905) 470-4003
Visit Extendicare's website @ www.extendicare.com